UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-12456

LOGILITY SUPPLY CHAIN SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

470 East Paces Ferry Road, N.E.,
Atlanta, Georgia 30305
(404) 261-4381
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On April 4, 2025, Update Merger Sub, Inc., a Georgia corporation (“Merger Sub”) and a wholly owned subsidiary of Aptean, Inc., a Delaware Corporation (“Aptean”), completed its merger (the “Merger”) with and into Logility Supply Chain Solutions, Inc. (the “Company”), pursuant to the terms of the Agreement and Plan of Merger, dated January 24, 2025, by and among Aptean, Merger Sub, and the Company. The Company was the surviving corporation in the Merger and, as a result, is now a wholly owned subsidiary of Aptean.

Pursuant to the requirements of the Securities Exchange Act of 1934, Logility Supply Chain Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Logility Supply Chain Solutions, Inc.

Date: April 14, 2025	By:	/s/ Brad Debold
	Name:	Brad Debold
	Title:	Authorized Signatory